

FACTMATA

Scalable artificial intelligence to combat online misinformation and disinformation

FEATURED IN:

Forbes QUARTZ The Telegraph TechCrunch CBINSIGHTS TNW THE NEXT WEB Bloomberg FT FINANCIAL TIMES

Invest in a company tackling one of the most important problems of our time, with some of the best investors in the world

Problem

Misinformation & disinformation is eroding trust in society, creating marginalization and division in society, reducing human progress, and costing lives

FACTMATA

Problem

Misinformation and disinformation are eroding our ability to trust anything, and threaten the very fabric of civilised society



Because in an age where there's so much active misinformation, and it's packaged very well...if everything seems to be the same and no distinctions are made, then we won't know what to protect. We won't know what to fight for. And we can lose so much of what we've gained in terms of the kind of democratic freedoms and market-based economies and prosperity that we've come to take for granted

- Barack Obama, 2016

64%

Americans who are confused about "basic facts" after reading fake news online

$78bn

Losses from fake news annually across health, stock market, reputational damage, online platform costs, brand image costs

70%

Americans who feel fake news has greatly affected their confidence in government institutions

In a world where disinformation flows virally, knowing who and what to trust is becoming more important than ever

Solution

Factmata helps platforms, government agencies, public health institutions, progressive causes and humanitarian efforts get the truth out there, and provides tools for everyday internet users to know what to trust.

FACTMATA

Solutions

Factmata's AI solutions help both consumers and organisations to detect and take action on misinformation & disinformation

Detecting Harmful Content Online


FACTMATA
HOME
PRODUCTS
MISSION
TRY IT
Back
https://tennesseestar.com/2019/09/05/commentary-the-two-ticking-time-bombs-of-the-comin
Go
Running algorithms
Identifying sentences
Extracting text
Detecting bias
Analysing content
50%

We have built algorithms that are able to understand if content is propagandist, clickbait, one-sided, hateful, sexist, racist, threatening, obscene, toxic and more, which are highly correlated with misinformation. We help ad exchanges and social media platforms take down misinformation and fake news and ensure bad quality content is removed.

Helping users know what to trust


FACTMATA | TrustedNews
OBJECTIVITY
Objectivity measures how well the articles states clear facts without introducing bias or personal judgements
84%
Likely
Is this text objective?
Yes
No
Help us fight covid-19

We distribute our algorithms to the public via browser extensions and other tools so they can know what to trust or not. We recently added algorithms to rank articles for objectivity.

Monitoring False Narratives for Organisations


Covid-19
02/01/2020
Version 1
Export as CSV
Factmata
Summary › Feed Summary
Feed Summary
Alerts Today
Interesting Opinion
Topic Reach
Top Opinion Makers Negative
Top 5 Narratives in last 30 days Number of Opinons
effective measures
global pandemic
dumbest leader
white flag

We have built a software platform which can monitor any topic online e.g. COVID-19, QAnon, and highlight emerging false narratives and rumors. We help marketing and communications agencies run messaging that best helps people receive the facts and see a balanced narrative online about key issues.

Case Studies

We have proven we can win recurring revenues across both our Narrative Monitoring and Online Safety API products

NARRATIVE MONITORING SAAS PRODUCT

mainstreet.one

$72k ARR contract

LIVE

ONLINE SAFETY SCORING API

Taboola

~$96k ARR contract

$60K GENERATED

social sweethearts

$6k ARR contract

LIVE

- **Via Main Street One, a US based communications agency,** our narrative monitoring system to find trending narratives & threats has:
  - Aided **US Bank** in achieving greater DEI
  - Restored **Walmart's** sales and reputation
  - Drove sales for **J&J**
  - Grew cat business for **Merck**
  - Launched the first line of clean medicine for **Genexa**
  - Protected women's cervical and breast health for **Hologic**
  - Launched #MyYoungerSelf campaign for **Child Mind** to destigmatize mental health
  - Promoted vaccines for **CVS Health, Ad Council, Oregon, Maine and California**

- We helped **Taboola** take down hundreds of propaganda publishers from its network in 2019/2020
- We currently help **Social Sweethearts** ensure no clickbait posts are posted on Facebook by their team of journalists
- A number of test projects with dozens of ad exchanges, ad networks and ad agencies, including **Sovrn, Infotagion & WeAreSilverBullet**

Human in the Loop

Our consumer products drive social impact by a) surfacing all of our AI to the public b) helping improve our AI overall


Client provides own content streams
Factmata acquires its own content streams
Send data at thresholds to right annotators for content
Expert Annotation Guidelines
Paid and free communities
Labelled data from experts to train models
FACTMATA
AI ENGINE
Hyperpartisanship Detection
Content Scoring
Hate Speech Detection
Narrative Clustering
(PATENTS PENDING)
Expert Annotators
Bias & expert weighted annotation
Annotation Tooling
PATENTS PENDING
Feedback/scores from general public to retrain engine
Surfacing scores to consumers; We provide browser extensions, interfaces, dashboards and reports where the public can feedback on our AI and try it
Members of the Public
TRUSTED NEWS
BLEEPR.AI
b!eepr.ai
TRY.FACTMATA.COM
Previously Scored URLs & Extracted Narratives
Updating Database of Harmful Narratives, Claims & Content over time
~000s OF TRAINING DATA FROM THE CROWD (30% OF ALL OUR PROPRIETARY LABELLED DATA) IMPROVE OUR ARTIFICIAL INTELLIGENCE + ACHIEVE SOCIAL IMPACT WITH THE PUBLIC

Market

2 key markets: Crisis Monitoring/PR + Content Moderation

CRISIS COMMUNICATIONS (USING INSIGHTS PLATFORM)



$63.8B GLOBAL TAM
$14.1B US TAM
$4.37B SAM
$218m SOM

- Global PR market is $63.8bn (Statista)
- Growing 9.9% YoY
- Expected to be $93bn by 2022
- US market is $14.1bn (Ibis World)
- 314,900 Marketing Managers, 738,100 Market Research Analysts, 274,600 PR Specialists = 1,327,600 potential buyers in the US

CONTENT MODERATION (USING API)



$20.8B
GLOBAL TAM
$1.2B SAM
$62M
SOM

- Each platform spends $300k-$600m on in-house moderation depending on size.
- TAM totals about $20.8bn. Perhaps 15% of these want to outsource, and 40% are English language, which makes SAM $1.2bn. We believe can earn $62m+ from this business with a 5% share provided we tackle internal social networks. Note, we may not win social platform deals.

Pricing

Tiers & Pricing Detail

Narrative/Threat Monitoring Platform

One-Time Setup Fee

Setup & Training	**$5,000** (includes 1 test data feed for a demo user)

Per-User Licenses

Tier	Price per User	Feeds per User	Add-Ons
Bronze	$1,200/month	1	Usage Support
Silver	$1,500/month	2	Data Support
Gold	$2,000/month	5	Premium support

Optional Fees

API Access	**$5,000/month**

Online Content Scoring API

Baseline Fees

API Only	$1,000 month
Full Service	$3,000 month

Volume Based Processing Fees

Type of content	Price per Item	Use Cases
Websites or Domains	$0.30	Whitelist monitoring, inventory cleaning
URLs or Articles	$0.10	PMP generation, inventory clean, log file analysis
Comments or Tweets	$0.05	Website comment moderation, chat room moderation

Market

Go To Market & Revenue Projections

5 Y Revenues: $69M
Market Share: 5%

2021
MONITORING FAKE NEWS FOR COMMUNICATIONS AGENCIES`

2022
SELLING CRISIS MONITORING AND REPUTATION MANAGEMENT TO BRANDS & CORPORATES

2023
SELLING CONTENT MODERATION API TO PLATFORMS ONCE GLOBAL FAKE NEWS REGULATIONS KICK IN

2024
PAID SUBSCRIPTION BASED NEWS PLATFORM WHICH MONITORS NARRATIVES IN ANY TOPIC

2025
INTEGRATE APIS INTO OTHER SOCIAL LISTENING SYSTEMS, SOCIAL MEDIA PLATFORMS AND NEWSFEEDS

Disclaimer: These projections are forward looking and cannot be guaranteed

	2021	2022	2023	2024	2025
Clients	11	102	272	546	1,127
ARR	$ 712k	$ 5.22M	$ 19.4 M	$ 40.4 M	$ 69 M

Who Are We

A pioneer in tackling disinformation/misinformation

- Team of natural language processing researchers started working on automated fact-checking since 2014
- First commercial business in the UK working on misinformation/disinformation, started in 2017
- Backed by top investors such as Seedcamp, Mark Cuban, Biz Stone, Ross Mason, Larry Braitman, Mark Pincus
- Built over 3 years with employees and researchers from University of Cambridge, Skimlinks, Amazon Research, UCL, Google, Microsoft Research, Starcount, Merkle, Sky, & more
- First UK government-approved tool for disinformation
- Acknowledged as a leading “online safety” vendor by UK government, member of OSTIA Online Safety network

Factmata: Because facts matter

HOME › TECH

A 25-year-old CEO emailed Mark Cuban to pitch his anti-fake-news startup for investment — and it worked

Twitter, Craigslist Co-Founders Back Fact-Checking Startup Factmata

Company aims to use artificial intelligence to weed out fake news

Factmata gets backed by eyeo, maker of Adblock Plus, and takes over its Trusted News app

The Team

Top Tier, Diverse Technical Team

FACTMATA



Dhruv Ghulati

Founder, CEO

- Ex data product manager at import.io, launching first commercial APIs, 2 years investment banking from Merrill Lynch. LSE Economics.
- Forbes 30U30, Techstars. Top in class at UCL computer science, thesis in Dr. Sebastian Riedel's NLP Lab (now leading Facebook AI) on automated linguistic claim detection.



Tomas Sanchez

CTO

- Tomas was Cloud Architect at European Institute for Energy Research (EIFER) developing tools for cloud analytics, and worked at the University Institute of Intelligent Systems and Numeric Applications in Engineering (SIANI) developing a powerful framework used by electrical engineers
- He brings a wealth of experience in high performance computing and scalable DevOps processes



Ibrahim Sharaf ElDen

Head of ML

- Ibrahim built natural language systems at Mawdoo3 (largest Arabic content website) and data mining engineer at Yaoota (MENA's largest search engine) building out their entire text analytics pipeline. Experience at Microsoft Research and K2 Cyber Intelligence.
- He is an independent researcher, collaborating with NLP North lab at ITU, Denmark, under prof. Barbara Plank supervision, and published a couple of papers at NAACL, EACL 2021.



Emmanuel Korenteng

Head of Data

- Data Engineering lead from Thrive Global
- Previous Senior Backend and Data Engineer at mPharma, a startup facilitating access to key medicines in Africa.



Shruti Rajurkar

NLP Researcher

- Shruti Rajurkar is an ex-Research Scientist from Google, working on Google Voice, Google Translate, and WAYMO. She was also the lead data scientist at Zycus, an ML startup in India and has an MSc in Machine Learning from Uni. Illinois, Chicago.



Antony Cousins

Co-CEO/COO

- Director of Ops at Talent Clouds, Chief of Staff at ProFinda
- Press officer at UK Ministry of Defence, Lead on the development of MOD strategic and political engagement strategy for Iraq, Kuwait and Bahrain.
- Stratcomms officer at British Army, CIPR iploma
- Set internal engagement strategy for UK Government, British Forces in Germany
- Counter-Terrorism Policy officer at Home Office

The Team

World Class Investors & Advisors

FACTMATA

OUR PRE-SEED ANGEL INVESTORS



Mark Cuban
Founder of Broadcast.com



Biz Stone
Co-founder of Twitter



Craig Newmark
Founder of Craigslist



Larry Braitman
Founder of Flycast Comms



Sunil Paul
Founder of Brightmail



Ross Mason
Founder of Mulesoft



Mark Pincus
Founder of Zynga



Matt Abrams
Investor, Advisor, Operator, early team at Oracle Analytics



Aniq Rahman
Founder of MOAT, brand safety tech sold to Oracle for $800m



David Gibbons
SVP International Operations & Technology at NBC Universal International



Tor Gisvold
CTO/Strategy at News International, Capgemini, PwC



David Senecal
Senior Product Architect at Akamai



Dr. Preslav Nakov
Principal Researcher at QCRI on Fake News



Rahma Javed
Head of Engineering at Deliveroo, Director of Engineering at Wealthfront

SOME OF OUR AWARDS:

web summit — Finalist, 2018

The European House Ambrosetti — Social Innovation Award, 2019

European Commission, Horizon 2020 European Union funding for Research & Innovation — Phase 1 H2020 Grant Winner

UK RI Innovate UK — 2019 SMART Grant Winner

World Leadership Alliance Club de Madrid — 2019 Member

netexplo Global observatory on digital society — 2019 Award Winner

Tech Nation Applied AI — 2019 Inaugural Cohort

Thank you

business@factmata.com

FACTMATA